UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                           National Energy Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   635812 100
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 2, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 635812 100


1        NAME OF REPORTING PERSON
                  Arnos Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                       (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Nevada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
                    0

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0%

14       TYPE OF REPORTING PERSON*
                    CO

                                  SCHEDULE 13D

CUSIP No. 635812 100


1        NAME OF REPORTING PERSON
                  Unicorn Associates Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
                    0

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0%

14       TYPE OF REPORTING PERSON*
                    CO

                                  SCHEDULE 13D

CUSIP No. 635812 100


1        NAME OF REPORTING PERSON
                  ACF Industries LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) /  /
3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
                    0

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6
                           0%

14       TYPE OF REPORTING PERSON*
                           OO

                                  SCHEDULE 13D

CUSIP No. 635812 100


1        NAME OF REPORTING PERSON
                  ACF Industries Holding Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
                    0

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0%

14       TYPE OF REPORTING PERSON*
                    CO

                                  SCHEDULE 13D

CUSIP No. 635812 100


1        NAME OF REPORTING PERSON
                  Highcrest Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
                    0

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0%

14       TYPE OF REPORTING PERSON*
                    CO

                                  SCHEDULE 13D

CUSIP No. 635812 100


1        NAME OF REPORTING PERSON
                  Buffalo Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
                    0

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0%

14       TYPE OF REPORTING PERSON*
                    CO

                                  SCHEDULE 13D

CUSIP No. 635812 100


1        NAME OF REPORTING PERSON
                  Starfire Holding Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
                    0

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0%

14       TYPE OF REPORTING PERSON*
                    CO

                                  SCHEDULE 13D

CUSIP No. 635812 100


1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
                    0

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D

CUSIP No. 635812 100


1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
                    0

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0%

14       TYPE OF REPORTING PERSON*
                    PN

                                  SCHEDULE 13D

CUSIP No. 635812 100

1        NAME OF REPORTING PERSON
                    American Real Estate Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                           WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    4,058,375

8        SHARED VOTING POWER
                    1,539,449

9        SOLE DISPOSITIVE POWER
                    4,058,375

10       SHARED DISPOSITIVE POWER
                    1,539,449

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    5,597,824

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    50%

14       TYPE OF REPORTING PERSON
                    PN

                                  SCHEDULE 13D

CUSIP No. 635812 100

1        NAME OF REPORTING PERSON
                    American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                    AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
            5,597,824

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
            5,597,824

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,597,824

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    50%

14       TYPE OF REPORTING PERSON
                    PN

                                  SCHEDULE 13D

CUSIP No. 635812 100

1        NAME OF REPORTING PERSON
                           American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                    AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
            5,597,824

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
            5,597,824

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,597,824

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    50%

14       TYPE OF REPORTING PERSON
                    CO

                                                   SCHEDULE 13D

CUSIP No. 635812 100

1        NAME OF REPORTING PERSON
                           Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                    AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
            5,597,824

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
            5,597,824

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,597,824

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    50%

14       TYPE OF REPORTING PERSON
                    CO

                                  SCHEDULE 13D

CUSIP No. 635812 100

1        NAME OF REPORTING PERSON
                  Greenville Holding LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  1,539,449

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  1,539,449

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,539,449

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.7%
25

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 635812 100


1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                       (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
           5,597,824

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
           5,597,824

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,597,824

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  50%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D


Item 1.  SECURITY AND ISSUER

     This Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on July 27, 1995, by Registrants with respect to the shares of Common Stock, $0.01 par value (the "Shares") of National Energy Group, Inc. (the "Issuer"), amended on July 22, 1996, August 9, 1996, September 4, 1996, June 17, 1997, December 11, 1997, December 4, 1998, December 13, 2000 and May 16, 2003 is
further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D, as amended, previously filed by the Registrants.


Item 2.  IDENTITY AND BACKGROUND

     Item 2 is hereby amended by adding the following:

     The definition of the "Registrants" is hereby amended to (i) include therein the following persons (collectively, the "Additional Registrants"):
American Real Estate  Holdings L.P., a Delaware  limited  partnership  ("AREH"),
American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware corporation ("API"), Beckton Corp., a Delaware corporation ("Beckton"), all having as their principal business address at 100 South Bedford Road, Mt. Kisco, New York 10549; and (ii) delete therefrom the following persons: Unicorn, ACF Industries LLC, ACF Holding, Highcrest, Buffalo, Starfire, Barberry, High River and Arnos.

     API is the general partner of both AREH and AREP and AREP is a limited partner of AREH owning 100 percent of the limited partnership interests therein. API is 100 percent owned by Beckton which is 100 percent owned by Carl C. Icahn.

     AREP is a limited partnership primarily engaged in the business of acquiring and managing real estate investments. AREP's business is conducted through a subsidiary limited partnership, AREH, in which AREP owns a 99 percent partnership interest. After giving effect to the transactions described in Item 4 below, Greenville Holding LLC ("Greenville") is wholly-owned by AREH, its sole member. API is primarily engaged in the business of acting as the general partner for AREH and AREP. Beckton is primarily engaged in the business of wholly owning API, and Carl C. Icahn is the sole stockholder and director of Beckton. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Additional Registrants and Greenville Holding LLC.

     Except as previously disclosed under Item 2(e), neither any of the Additional Registrants nor Greenville nor any of their executive officers, directors, managers or persons performing similar functions has, during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     The name, citizenship, present principal occupation or employment and business address of each executive officer, director, manager or person performing similar functions of each of the Additional Registrants and Greenville is set forth on Schedule A attached hereto.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In addition to the purchase price for the Shares purchased by AREH pursuant to the Stock, Debt and LLC Interest Purchase Agreement described in Item 4 below, the aggregate purchase price of the additional 13,780 Shares purchased by AREH was $15,887.45 (excluding commissions). The source of funding for the purchase of all of the Shares was in each case general working capital of AREH.

Item 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby amended to add the following:

     On October 2, 2003, AREH acquired, pursuant to that certain Stock, Debt and LLC Interest Purchase Agreement dated as of May 16, 2003, certain debt and equity securities of the Issuer and the 100% interest in Greenville Holding LLC, from Arnos, High River and High Coast Limited Partnership, an affiliate of the Registrants, for the aggregate consideration of $154,786,773.13. Under the agreement, AREH acquired beneficial ownership of the approximately 49.9% of the Shares and 100% of the outstanding 10 3/4 % Senior Notes due 2006 of the Issuer in the aggregate principal amount of $148,637,000 owned by the Sellers thereunder. AREH also acquired additional 13,780 Shares of the Issuer through the open market purchases.

     In connection with the foregoing transactions, AREP issued a press release attached as Exhibit 2 hereto.


Item 5.  INTEREST IN SECURITIES OF ISSUER

     Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

     (a) As of the close of business on October 2, 2003, Registrants may be deemed to beneficially own in the aggregate 5,597,824 representing approximately 50.02233% of the Issuer's common stock (based upon the 11,190,650 shares stated to be outstanding as of August 12, 2003 in the Issuer's Schedule 14A filed with the SEC on August 15, 2003). Registrants have direct beneficial ownership of the Shares as follows:



                                                         Approximate Percentage
                                                         of Outstanding Shares
                                                         (computed in accordance
Name                          Number of Shares           with rule 13d-3(d)(1))

AREH                               4,058,375                     36.3%

Greenville                         1,539,449                     13.7%

     AREH by virtue of its relationship to Greenville (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares that Greenville directly beneficially owns. AREH disclaims beneficial ownership of such Shares for all other purposes. AREP, API, Beckton and Mr. Icahn, by virtue of their relationships to AREH (as disclosed in Item
2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares that AREH directly and indirectly beneficially owns. Each of AREP, API, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     To the best of Registrants' knowledge, except as set forth herein, neither the directors nor the executive officers nor person performing similar functions of the Registrants beneficially own any Shares.

     (b) Each of AREH and Greenville has the sole power to vote or to direct the vote and to dispose of or direct the disposition of the Shares it directly beneficially owns. AREH may be deemed to share with Greenville the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that Greenville directly beneficially owns. Each of AREP, API, Beckton and Mr. Icahn may be deemed to share with AREH the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares that AREH directly or indirectly beneficially owns.

     (c) In addition to the transaction described in Item 4 above, the following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

                                                    No. of Shares      Price
         Name                       Date            Purchased          Per Share

         AREH                       09/18/03        1,015                 $0.80
         AREH                       09/19/03        1,015                 $0.95
         AREH                       09/23/03        2,030                 $0.99
         AREH                       09/25/03        2,030                 $1.30
         AREH                       09/29/03        2,690                 $1.25
         AREH                       09/30/03        5,000                 $1.22

Item 7.  MATERIALS TO BE FILED AS EXHIBITS TO THIS SCHEDULE 13D:

Exhibit 1         Amended and Restated Joint Filing Agreement
Exhibit 2         Press Release, dated October 2, 2003

                                   Schedule A


               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

     The following sets forth the name, position, and principal occupation of each director and executive officer of Greenville, Beckton and API, the general partner of AREH and AREP. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.



American Property Investors Inc.
Directors                   Officers
Carl C. Icahn               Carl C. Icahn - Chairman of the Board
William A. Leidesdorf
Jack G. Wasserman           John P. Saldarelli - Vice President,
James L. Nelson                Secretary and Treasurer
                            Henry J. Gerard - Vice President and Controller
                            Martin Hirsch - Executive Vice President and
                               Director of Acquisitions and Development

Beckton Corp.
Directors                   Officers
Carl C. Icahn               Carl C. Icahn - Chairman of the Board, President,
                            Secretary
                            Richard T Buonato - Vice President and Treasurer


Greenville Holding LLC
Manager
Martin Hirsch

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2003

AMERICAN REAL ESTATE HOLDINGS L.P.
By: American Property Investors, Inc.
       General Partner


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President


AMERICAN PROPERTY INVESTORS, INC.


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President


AMERICAN REAL ESTATE PARTNERS, L.P.
By: American Property Investors, Inc., its General Partner


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President


BECKTON CORP.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


ARNOS CORP.

By:      /s/ Edward E. Mattner
    Name:  Edward E. Mattner
    Title:   Vice President

                   [Signature Page of 13D Amendment No. 9 with
                    respect to National Energy Group, Inc.]

UNICORN ASSOCIATES CORPORATION

By:      /s/ Edward E. Mattner
    Name:  Edward E. Mattner
    Title:    President


ACF INDUSTRIES LLC

By:      /s/ Robert J. Mitchell
    Name:  Robert J. Mitchell
    Title:    Senior Vice President - Finance


ACF INDUSTRIES HOLDING CORP.

By:      /s/ Robert J. Mitchell
    Name:  Robert J. Mitchell
    Title:    President


HIGHCREST INVESTORS CORP.

By:      /s/ Robert J. Mitchell
    Name:  Robert J. Mitchell
    Title:    Assistant Secretary


BUFFALO INVESTORS CORP.

By:      /s/ Edward E. Mattner
    Name:  Edward E. Mattner
    Title:    President


STARFIRE HOLDING CORPORATION

By:      /s/ Robert J. Mitchell
    Name:  Robert J. Mitchell
    Title:    Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP
By:      BARBERRY CORP., its General Partner

By:      /s/ Edward E. Mattner
    Name:  Edward E. Mattner
    Title:    Authorized Signatory

             [Signature Page of 13D Amendment No. 9 with respect to
                          National Energy Group, Inc.]

GREENVILLE HOLDING LLC

By:      /s/ Martin Hirsch
    Name:  Martin Hirsch
    Title:    Manager


BARBERRY CORP.

By:      /s/ Edward E. Mattner
    Name:  Edward E. Mattner
    Title:    Authorized Signatory



/s/ Carl C. Icahn
Carl C. Icahn


                   [Signature Page of 13D Amendment No. 9 with
                    respect to National Energy Group, Inc.]

                                                                       Exhibit 1

                   AMENDED AND RESTATED JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of National Energy Group, Inc. and further agree that this Amended and Restated Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Amended and Restated Joint Filing Agreement this 2nd day of October, 2003.


AMERICAN REAL ESTATE HOLDINGS L.P.
By: American Property Investors, Inc.
       General Partner


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President


AMERICAN PROPERTY INVESTORS, INC.


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President


AMERICAN REAL ESTATE PARTNERS, L.P.
By: American Property Investors, Inc., its General Partner


By: /s/ Martin Hirsch
       Name: Martin Hirsch
       Title:   Executive Vice President


BECKTON CORP.


By: /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title:   Authorized Signatory


 [Signature Page of Amended and Restated Joint Filing Agreement for Schedule 13D
                  with respect to National Energy Group, Inc.]

GREENVILLE HOLDING LLC

By:      /s/ Martin Hirsch
    Name:  Martin Hirsch
    Title:    Manager



/s/ Carl C. Icahn
Carl C. Icahn

 [Signature Page of Amended and Restated Joint Filing Agreement for Schedule 13D
                  with respect to National Energy Group, Inc.]

                                                                      Exhibit 2

               [Letterhead of American Real Estate Partners, L.P.]

Contact:  John P. Saldarelli
          Secretary and Treasurer
           (914) 242-7700

                              FOR IMMEDIATE RELEASE

                       AMERICAN REAL ESTATE PARTNERS, L.P.
           ACQUIRES CERTAIN SECURITIES OF NATIONAL ENERGY GROUP, INC.


Mount Kisco, New York, October 2, 2003 - American Real Estate Partners, L.P., (NYSE: ACP) ("AREP"), announced today that American Real Estate Holdings Limited Partnership ("AREH"), a subsidiary of AREP, has acquired from entities affiliated with Carl C. Icahn, $148,637,000 in aggregate principal amount of the outstanding 10 3/4% Senior Notes due 2006 of National Energy Group, Inc. (the "Debt") and 5,584,044 shares of the common stock of National Energy Group, Inc. for aggregate consideration of $148,084,689.50, plus accrued interest on the Debt, pursuant to that certain Stock, Debt and LLC Interest Purchase Agreement dated as of May 16, 2003. Mr. Icahn is Chairman of the Board of AREP's General Partner, American Property Investors, Inc. As a result of the foregoing transaction and the acquisition by AREH of additional equity securities of National Energy Group, Inc. prior to the closing of such transaction, AREP beneficially owns in excess of 50% of the issued and outstanding Common Stock of National Energy Group, Inc.

National Energy Group, Inc. owns an interest in entities primarily involved in owning and operating of oil and gas properties and manages the oil and gas operations of such entities.

American Real Estate Partners, L.P. is a master limited partnership primarily engaged in acquiring and managing real estate investments with a primary focus on office, retail, industrial, hotel, gaming and residential properties.